April 4, 2013

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Vincent J. Di Stefano, Senior Counsel

Re:	ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund”) Registration Statement on Form N-2, File Numbers 811-22546 & 333-186748

Ladies and Gentlemen:

On behalf of ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund, which was originally filed with the Securities and Exchange Commission (the “Commission”) on February 19, 2013, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”). Amendment No. 1 has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by letter from the staff of the Commission (the “Staff”) dated March 20, 2013, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

PROSPECTUS

General

1. Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the registration statement.

In response to the Staff’s comment, the Fund confirms the Registration Statement has been filed with FINRA and the Fund has received from FINRA a conditional no objection letter. All amendments to the Registration Statement will be filed with FINRA, including Amendment No. 1. No underwriting arrangements are currently in place, but the underwriters will file such agreements with FINRA once they are available.

2. Disclosure in the prospectus indicates that the Fund does not have any “current” intention to issue preferred stock. Please confirm that the Fund does not intend to issue preferred stock in the upcoming year. If the Fund does so intend, please include the additional costs in the fee table.

In response to the Staff’s comment, the Fund confirms that it does not intend to issue preferred stock in the upcoming year.

Cover

3. Why does the cover page not contain a pricing table in the form set forth in Item 1.1.g. of Form N-2?

The Fund respectfully submits that because the Registration Statement is a shelf registration for future offerings, the Fund does not currently have the information related to sales load or proceeds to the Fund for future offerings. As the cover of the prospectus indicates, further pricing information will be disclosed in the prospectus supplements relating to such future offerings. This pricing table is also included on the cover of the Fund’s form of prospectus supplement included in the Registration Statement.

4. What is the basis for the Fund’s reliance on Rule 415 under the Securities Act of 1933?

The Fund respectfully submits that it is eligible to make a shelf offering pursuant to Rule 415(a)(1)(x) under the Securities Act of 1933. In no-action letters (Pilgrim America Prime Rate Trust, May 1, 1998 and Nuveen Virginia Premium Income Fund, October 6, 2006), the Staff has agreed that closed-end funds that meet the standards of Rule 415(a)(1)(x) and the requirements enumerated in Form S-3 are permitted to make shelf offerings pursuant to Rule 415(a)(1)(x) on Form N-2. The Fund meets the standards of Rule 415(a)(1)(x) and the requirements enumerated in Form S-3 and will comply with the conditions of the above-referenced no action letters.

5. Please disclose on the cover page how the Fund allocates its investments in order to comply with the requirements of Rule 35d-1 under the Investment Company Act of 1940 (the “Act”). You may use the language contained in the disclosure of the Fund’s investment strategy found on page 3 of the prospectus.

In response to the Staff’s comment, the Fund has added the following language from page 3 of the prospectus to the cover of its prospectus:

“Under normal market conditions, the Fund invests at least 80% of its Managed Assets (as defined below) in MLPs in the energy sector.”

Investment Manager and Subadviser

6. The Fund’s investment manager is identified only by its initials; please provide the full name.

In response to the Staff’s comment, the Fund has referred to its investment manager by its full name on the cover of its prospectus.

Leverage

7. The first sentence of the first paragraph of this section states that the Fund “may” use leverage. The Fund uses leverage, and intends to continue to do so. Revise the disclosure accordingly both here and throughout the registration statement.

In response to the Staff’s comment, the Fund has revised the disclosure on the cover of its prospectus and on pages ii, 8 and 54 as follows:

The Fund currently uses leverage through borrowings and may in the future continue to use leverage through borrowings, including loans from certain financial institutions and/or the issuance of debt securities (collectively, “Borrowings”), in an aggregate amount of up to 33 1/3% of the Fund’s total assets immediately after such Borrowings.

Summary (p. 1)

Who May Want to Invest (p.1)

8. Disclosure in the penultimate paragraph of this section indicates that return of capital “generally” results in basis reduction. Please delete “generally” or explain to us when a return of capital does not lower basis. Also, please state here, as is stated later in the document, that the Fund expects 100% of its current year distributions to consist of return of capital.

In response to the Staff’s comment, the Fund respectfully submits that the use of the qualifier “generally” is appropriate in this brief summary because to the extent a distribution to a shareholder of the Fund exceeds that shareholder’s basis in its stock, the shareholder would recognize capital gain on the distribution, as described on page 10 of the prospectus under the heading “Tax Considerations”:

“If the Fund’s distributions exceed its current and accumulated earnings and profits as computed for United States federal income tax purposes, such excess distributions will constitute a non-taxable return of capital to the extent of a Common Stockholder’s basis in such holder’s Common Stock and will result in a reduction of such basis. To the extent that excess exceeds a Common Stockholder’s basis in such holder’s Common Stock, the excess will be taxed as capital gain.”

The Fund has added the requested language about current year distributions on page 2.

Investment Strategies (p. 3)

9. Will the Fund invest in non-U.S. entities as part of its principal strategies? If so, please provide appropriate strategy disclosure.

In response to the Staff’s comment, the Fund confirms that while the Fund does to a limited extent invest outside of the U.S., such non-U.S. investments are not part of its principal strategy. Given the extent the limited extent the Fund expects to invest in non-U.S. entities, the Fund believes the disclosure on page 7 under “Foreign Securities” is appropriate.

Comparison with Direct Investment in MLPs (p. 7)

10. The first paragraph of this section suggests it will contain disclosure of the advantages of investing in the Fund, rather than directly in MLPs, yet the section also discloses that Fund shareholder will pay expenses that direct investors in MLPs will not pay. As higher costs are not an advantage, please modify the disclosure.

In response to the Staff’s comment, the Fund has modified the language on pages 7 and 8 by deleting the referenced bullet and adding the following language:

“Investors in the Fund are subject to the management fees and other expenses of investing in the Fund. Investors investing directly in an MLP do not have to bear these costs.”

Tax Considerations (p. 9)

11. Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its distributions in its quarterly reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Fund’s distributions in its periodic reports will alert shareholders to potential year-end tax consequences.

The Fund discloses the tax characteristics of its distributions in its annual reports, but does not disclose estimates of the tax characteristics of its distributions in its semi-annual reports and does not believe such practice is common. As an investment company, the Fund is only required to file semi-annual reports to its shareholders as well as statements of its portfolio holdings for its first and third quarters.

Derivatives (p. 10)

12. Please disclose the Fund’s short-selling strategy and attendant risks under separate headings.

In response to the Staff’s comment, disclosure related to short-selling has been added on pages 33 and 70 of the prospectus and page 13 of the SAI.

13. Please confirm to us that when the Fund counts derivatives for purposes of compliance with Rule 35d-l’s 80% test, it uses the market value of the derivatives rather than the notional value.

In response to the Staff’s comment, the Fund confirms that it uses the market value of derivatives when determining compliance with Rule 35d-1’s 80% test.

14. Disclosure on this page states that the Fund has no obligation to cover its derivatives exposure. Please explain why you believe the Fund is under no obligation to provide cover when it engages in derivative transactions, and how this is consistent with section 18 under the 1940 Act. Also explain how, and to what extent, the Fund will cover its derivative positions.

In response to the Staff’s comment, the Fund submits that at times when the Fund has no other class of senior securities outstanding, it may enter into derivative transactions without covering. In in such circumstances the Fund would treat the derivatives as a class of senior securities and comply with the asset coverage requirements of Section 18 of the 1940 Act. Because the Fund, currently has a class of senior securities representing indebtedness outstanding, the Fund has revised the disclosure on page 10 as follows:

“~~Although under no obligation to do so,~~ ClearBridge intends to cover the Fund’s commitment with respect to such techniques should the Fund enter into or engage in one or more of such techniques.”

Further, the Fund has modified the language on page 11 as follows:

“To the extent the Fund uses such techniques, the Fund expects to covers its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations, the instrument will not be considered a senior security for the purposes of the 1940 Act.”

15. Please identify all material risks of the derivative types employed in executing the Fund’s principal strategies.

In response to the Staff’s comment, the Fund has added risks related to derivatives regulation and counterparty risks on pages 33-36 and 70-72. The Fund believes that these and other risk factors, including “Derivatives Risk,” identify all material risks of the derivative types that may be employed by the Fund. Use of derivatives is not part of the Fund’s principal strategies. The Fund does not currently invest in any derivatives, has not invested in derivatives since its inception and does not anticipate investing in derivatives in the upcoming year.

Special Risk Considerations (p. 12)

16. Please include summary descriptions of all principal risks of investing in the Fund in this section. Why does the disclosure not include “redenomination risk”?

In response to the Staff’s comment, the Fund has added a risk entitled “Redenomination Risk” and additional risks on pages 36-37 and 72. The Fund respectfully submits that all principal risks of investing the Fund are included in the section entitled Special Risk Considerations.

Tax Risks of Investing in Equity Securities of MLPs (p. 13)

17. Disclosure in the penultimate paragraph on page 14 states that the portion of any distribution received by the Fund from an MLP that is offset by the MLP’s tax deductions losses or credits is essentially treated as a return of capital. Please delete “essentially” or explain to us why its use is appropriate.

In response to the Staff’s comment, the word “essentially” has been removed on page 14 and 58.

Leverage Risk (p. 30)

18. Please delete the sentence, beginning at the top of page 31 that discusses the advantages of leverage, as it is not risk disclosure.

In response to the Staff’s comment, the Fund has deleted the referenced sentence on pages 32 and 69.

Summary of Fund Expenses (p. 35)

19. Disclosure elsewhere in the prospectus indicates the Fund may sell stocks short, yet the fee table contains no line item for payment of dividends on stocks sold short. Please explain this apparent inconsistency, or make the appropriate changes to the fee table.

In response to the Staff’s comment, the Fund respectfully submits that the disclosure states the Fund may sell securities short but does not necessarily do so. The Fund has not sold securities short since its inception and does not expect to do so in the upcoming year.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (p. 1)

20. Since the Fund issues senior securities, please revise the relevant restrictions to more accurately reflect the Fund’s policies.

In response to the Staff’s comment, the Fund respectfully submits that it has issued senior securities as permitted by the 1940 Act so the language referenced below is accurate:

“Under its fundamental restrictions, the Fund may not:

(1)	issue senior securities, except to the extent permitted by (i) the Investment Company Act of 1940, as amended (the “1940 Act”), or interpretations or modifications by the SEC, the SEC staff or other authority with appropriate jurisdiction, …” [emphasis added]

In addition, because the above restriction is a fundamental restriction set forth in the Fund’s Statement of Additional Information included as part of the prospectus for the Fund’s initial public offering, such restriction cannot be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities.

Portfolio Composition (p. 4)

Use of Segregated and Other Special Accounts (p. 18)

21. With respect to disclosure contained in the second sentence of the first paragraph on page 19, please explain what is meant by “obligations”, and confirm that the Fund’s cover for written options is notional amount, or that it holds the underlying security. Also, please confirm to us that Fund covers futures based on notional amount unless: (1) the contract language of the future contemplates that the fund will close out the contract by netting its obligation against the counterparty’s obligation to the fund in cash, and does not contemplate physical delivery or settlement; or (2) the contract language of the future contemplates physical delivery/settlement, but the Fund has entered into a binding side agreement with a futures commission merchant (“FCM”) under which the FCM agrees to close out the contract prior to the beginning of the delivery cycle so that the contract is closed by netting in cash and the FCM indemnifies the fund if this should fail.

In response to the Staff’s comment, the Fund respectfully submits that the term “obligations” in the referenced disclosure means the amount the Fund is obligated pay under a swap assuming the swap were to mature at that time. The Fund’s policy is to cover written options at their notional amount or hold the underlying security. The Fund’s policy is to cover futures based on notional amount unless and to the extent of the exceptions outlined by the Staff. The Fund does not currently invest in any derivatives, has not invested in derivatives since its inception and does not anticipate investing in derivatives in the upcoming year.

Portfolio Managers (p. 35)

22. The text of this section suggests that it contains disclosure of accounts for which the portfolio managers charge performance-based, yet it does not. Please include this disclosure or revise accordingly.

In response to the Staff’s comment, the Fund has revised the disclosure on page 35 of the SAI to to clarify that no accounts have a performance fee.

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments.

In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund respectfully requests that the Staff provide any additional comments or confirmation that the Staff has no further comments at the Staff’s earliest convenience.

Please call Sarah Cogan (212-455-3575) or Benjamin Wells (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP